SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 06/18

Copel Distribuição’s Grid Market grows 0.4% in the first quarter

This report analyzes the performance of Copel’s electricity market between January and March 2018, compared with the amounts recorded in the same period of 2017.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free customers in the Company’s concession area, presented an increase of 0.4% in 1Q18, as shown in the following table:

The result was mainly due to the 4.6% increase in the total consumption of the industrial class in 1Q18, as a result of industrial production performance in the state of Paraná - growth of 3.3% in the last 12 months. The sectors that contributed most to the increase in energy consumption were: food, pulp and paper and wood.

Copel Distribuição

Captive Market

Copel Distribuição’s captive market energy sales totaled 5,009 GWh in the 1Q18, which represents a reduction of 6.1%. This result was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market.

The following table shows captive market trends by consumption segment:

Notice to the Market – 06/18

The residential segment consumed 1,849 GWh between January and March 2018, recording a decrease of 2.6% due to, mainly, of the milder temperature record in 1Q18. Even with the gradual recovery of income and the level of occupation of the population, the average consumption of the residential class declined by 4.7%, reflecting, desides effect of temperature, the population’s caution regarding comsumption, and the efficiency gain with the most intense exchange of electric appliances from August 2017. In 1Q18, the residential consumption was equivalent to 36.9% of the captive market, totaling 3,701,338 consumers.

The industrial segment in the captive market registered a fall of 20.9% in the 1Q18, totaling 709 GWh, mainly reflecting the migration of customers to the free market, which would represent an average consumption of, approximately, 195 GWh in the quarter. At the end of 1Q18, the industrial segment accounted for 14.2% of captive market consumption and had 76,038 consumers.

The commercial segment consumed 1,124 GWh in the 1Q18, a reduction of 6.6% compared to the same period of 2017. This performance was influenced by the migration of customers to the free market in the last 12 month, which corresponds to an approximate consumption of 36 GWh in the quarter, and by the lower average consumption due mainly to the record of milder temperatures in the 1Q18. At the end of this quarter, this segment represented 24.2% of the captive market with 391,104 consumers.

Rural segment recorded a 0.3% increase in consumption in the 1Q18, totaling 632 GWh. At the end of March 2018, this segment represented 12.6% of Copel's captive market with 353,653 consumers.

Other segments (government, public lighting, public services and own consumption) totaled 605 GWh consumed between january and March 2018, a decrease of 1.0%. Together, these classes were equivalent to 12.1% of the captive market with 57,527 consumers at the end of 1Q18.

Notice to the Market – 06/18

Copel’s Consolidated Market

Electricity Sales to Final Customers

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 1.2% between January and March 2018.

The table below breaks down energy sales by consumption segment:

Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 10,229 GWh in 1Q18, representing a decrease of 1.0%.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Notice to the Market – 06/18

Curitiba, April 26, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 27, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.